ASIA ENTERTAINMENT & RESOURCES LTD.

CHANGES NAME TO

IAO KUN GROUP HOLDING COMPANY LIMITED

AND WILL TRADE UNDER NEW SYMBOL IKGH

HONG KONG, October 2, 2013--(BUSINESS WIRE)-- Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, announced today that, pursuant to the vote of IKGH’s shareholders at its recent annual meeting, its name has been changed from Asia Entertainment & Resources Ltd. to Iao Kun Group Holding Company Limited, and that its trading symbol will be changed from AERL to IKGH effective at the open of trading on October 2, 2013.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. IKGH's VIP room gaming promoters currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.